Exhibit (d)(3)(i)

TRANSAMERICA FUNDS

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

AEGON USA INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of May 1, 2015 to the Sub-Advisory Agreement dated as of March 22, 2011, as amended, (the “Agreement”) between Transamerica Asset Management, Inc. and Aegon USA Investment Management, LLC.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUNDS	SUB-ADVISER COMPENSATION[1]
Transamerica Flexible Income	0.175% of the first $250 million; 0.125% over $250 million up to $350 million; and 0.0875% over $350 million, less 50% of any amount reimbursed pursuant to the Fund’s expense limitation
Transamerica Floating Rate	0.25% of the first $1 billion; 0.23% over $1 billion up to $1.5 billion; 0.22% over $1.5 billion up to $2 billion; and 0.21% over $2 billion
Transamerica High Yield Bond	0.35% of the first $20 million; 0.25% over $20 million up to $40 million; 0.20% over $40 million up to $125 million; and 0.15% over $125 million[2]
Transamerica Intermediate Bond	0.12% of the first $1 billion; and 0.05% over $1 billion[3]
Transamerica Money Market	0.15% of average daily net assets
Transamerica Multi-Managed Balanced	0.12% of the first $1 billion; and 0.05% over $1 billion[3]
Transamerica Multi-Manager Alternative Strategies Portfolio	0.20% of the first $500 million; 0.19% over $500 million up to $600 million; 0.18% over $600 million up to $1 billion; 0.17% over $1 billion up to $2 billion; and 0.16% over $2 billion[4]
Transamerica Opportunistic Allocation	0.05% of the first $250 million; 0.04% over $250 million up to $1 billion; and 0.03% over $1 billion
Transamerica Short-Term Bond	0.25% of the first $250 million; 0.20% over $250 million up to $500 million; 0.175% over $500 million up to $1 billion; and 0.15% over $1 billion

[1]	As a percentage of average daily net assets on an annual basis.
[2]	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Aegon High Yield Bond VP and Transamerica Partners High Yield Bond Portfolio.
[3]	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Multi-Managed Balanced VP, Transamerica Partners Balanced Portfolio, Transamerica Partners Core Bond Portfolio, the portion of assets of Balanced Ret Opt and Bond Ret Opt, each separately managed accounts of Transamerica Life Insurance Company that are advised by Aegon USA Investment Management, LLC.
[4]	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Multi-Manager Alternative Strategies VP.

In all other respects, the Agreement dated as of March 22, 2011, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2015.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Marijn P. Smit
Name:	Marijn P. Smit
Title:	President, CEO

AEGON USA INVESTMENT MANAGEMENT, LLC

By:	/s/ Stephanie M. Phelps
Name:	Stephanie M. Phelps
Title:	Senior Vice President & Chief Financial Officer